Seadrill Limited

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

March 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:    Claudia Rios

Re:	Seadrill Limited
Registration Statement on Form F-4
Filed February 27, 2023
File No. 333-270071

Dear Ms. Rios:

This letter sets forth the response of Seadrill Limited (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated March 14, 2023, with respect to the above referenced Registration Statement on Form F-4 (File No. 333-270071) (the “Registration Statement”). The text of the Staff’s comment has been included in this letter for your convenience.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended.

Registration Statement on Form F-4 Filed February 27, 2023

Certain Material Tax Considerations, page 84

Staff’s Comment: We note your disclosure that it is intended that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please file an opinion as to the material tax consequences of the Merger, or provide us with your analysis as to why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has (i) filed as Exhibit 8.1 to Amendment No. 1 an opinion of the Company’s counsel, Baker Botts L.L.P., with respect to the material tax consequences of the Merger and (ii) revised the disclosure in Amendment No. 1 to include the opinion of Baker Botts L.L.P. with respect to the material tax consequences of the Merger. Please see pages 86-87, as well as related disclosures on pages 5, 21 and 22, and Exhibit 8.1 of Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact David Emmons at (214) 953-6414 and Clinton W. Rancher at (713) 229-1820 of Baker Botts L.L.P.

Sincerely,

/s/ Todd Strickler
Senior Vice President and General Counsel

Via E-mail:

cc:	David Emmons
Clinton W. Rancher
Baker Botts L.L.P.

David P. Elder
Patrick Hurley
Akin Gump Strauss Hauer & Feld LLP

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